DFA Securities LLC

Statement of Financial Condition as of December 31, 2023, and Independent Registered Public Accounting Firm Report

**Filed Pursuant to SEC Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT**

DFA Securities LLC
Public Pursuant to SEC Rule 17a-5(e)(3)
Index
December 31, 2023



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Dimensional Holdings Inc.,
General Partner of Dimensional Fund Advisors LP
and
Member of DFA Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of DFA Securities LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Kansas City, Missouri
March 21, 2024

We have served as the Company's auditor since 1992.

PricewaterhouseCoopers LLP, 1100 Walnut Street, Suite 1300, Kansas City, MO 64106
T: (816) 472 7921, www.pwc.com/us

DFA Securities LLC
Public Pursuant to SEC Rule 17a-5(e)(3)
Statement of Financial Condition
December 31, 2023

Assets

Investment in Affiliated Mutual Fund at Fair Value	$	116,714
Total Assets	$	116,714

Liabilities

Total Liabilities	$	-

Member's equity

Member's Capital	$	106,800
Retained Earnings		9,914
Total Member's Equity	$	116,714

See accompanying notes to the statement of financial condition.

DFA Securities LLC
Public Pursuant to SEC Rule 17a-5(e)(3)
Notes to Statement of Financial Condition
December 31, 2023

1. **Organization**

    DFA Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly-owned subsidiary of Dimensional Fund Advisors LP (the "Parent"), a registered investment advisor under the Investment Advisors Act of 1940, as amended.

    The Company does not carry security accounts for customers and does not perform custodial functions relating to customers.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The accompanying statement of financial condition has been presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

    The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Investment in Affiliated Mutual Fund at Fair Value
    In accordance with Accounting Standards Codification ("ASC") 320, Investments – Debt and Equity Securities*, the investment in the DFA One-year Fixed Income Portfolio mutual fund (the "Fund") is carried at fair market value, which is the Fund's net asset value per share. Unrealized gains and losses are included in earnings. Investment income / (loss) includes dividends and distributions received from the Fund and any unrealized gains or losses. Dividends and distributions from the Fund are recorded on the ex-dividend date.

    ASC 820-10, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. The three levels of the fair value hierarchy under ASC 820 are described below:

    Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets;

    Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

    Level 3   Inputs that are derived from valuation techniques in which one or more inputs is unobservable.

DFA Securities LLC
Public Pursuant to SEC Rule 17a-5(e)(3)
Notes to Statement of Financial Condition
December 31, 2023

Summary of Significant Accounting Policies (cont.)

The following is a summary of the financial instruments held by the Company as of December 31, 2023:

Financial instruments

Level 1 – Investment in Affiliated Mutual Fund $ 116,714

As of December 31, 2023, there were no fair value measurements using Level 2 or Level 3 inputs. For the year ended December 31, 2023, there were no transfers into or out of Level 3.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

3.   **Income Taxes**

The Company is a disregarded entity for federal income tax purposes, and so is not subject to federal income tax; instead, its taxable income, deductions, gains, or losses are included in the Parent's income tax returns. Accordingly, no liability or provision for federal and/or state income taxes is included in the accompanying statement of financial condition.

DFA Securities LLC
Public Pursuant to SEC Rule 17a-5(e)(3)
Notes to Statement of Financial Condition
December 31, 2023

4.   Related Party Transactions

During the year ended December 31, 2023, the Parent provided investment management services to the Fund in which the Company invested.

The Company has distribution agreements with related party registered investment companies for which the Parent is the investment adviser, whereby the Company distributes mutual fund and exchange-traded fund shares. In accordance with the distribution agreements, there is no consideration provided to the Company in exchange for this service.

At December 31, 2023, there were no outstanding amounts due from related parties.

5.   Indemnifications, Commitments, and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified as this could involve future claims that may be made against the Company that have not yet occurred. Management believes that the likelihood of any material liability arising under these arrangements is remote. No related liability has been recorded in the statement of financial condition.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the statement of financial condition of the Company at December 31, 2023.

6.   Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Act, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $106,210 which was $81,210 in excess of its required net capital of $25,000 and thus complied with its net capital requirements.

7.   Subsequent Events

The Company conducted a review for subsequent events through March 21, 2024, and determined that no subsequent events had occurred that would require accrual or additional disclosures.